UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended	June 30, 2024

Alternative Ballistics Corporation

(Exact name of issuer as specified in its charter)

Nevada	85-2764555
State or other jurisdiction	(I.R.S. Employer
of incorporation or organization	Identification No.)

5940 S. Rainbow Blvd., Las Vegas, Nevada 89118

(Full mailing address of principal executive offices)

(619) 326-4411

(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes. The information contained herein contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed. Except as otherwise required by federal securities laws, we do not expect to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Overview

Alternative Ballistics Corporation, a Nevada corporation (“ABC”) was formed on August 27, 2020 for the purpose of acquiring Alternative Ballistics, L.P. (“LP”), a California limited partnership. Our corporate offices are in Las Vegas, Nevada, and San Diego, California.

We are in the Less Lethal Ammunition (“LLA”) market of the law enforcement industry. This is a niche market with multiple tools and options available to law enforcement personnel for the deployment of various types of ammunition designed to temporarily incapacitate, stun, or cause temporary discomfort to a person without penetrating the body. Less-lethal technologies are continuously evolving, and law enforcement agencies are generally open to reviewing data, scheduling demonstrations, or procuring ammunition samples to conduct their own internal testing, which is influencing the growth of the LLA global market.

Our immediate plan of operations includes additional rounds of ballistics testing, the launch of domestic pilot programs, securing our first international contracts, and research and development on the consumer version of our current product for the commercial market. We intend to penetrate domestic and foreign professional markets by continuing to introduce The Alternative® to law enforcement agencies and private security companies and other federal agencies. We hope to expand our presence in the professional markets and introduce our consumer version to the commercial market and continue to expand operations domestically and internationally. We anticipate that our training program will constitute our largest and most complex operation, as it will entail sending training teams throughout the country and eventually the globe on multiple day trips to conduct presentations, demonstrations, and training programs. This will involve traveling with weapons, inventory, and custom gear including custom targets and stands. Our training program will likely be the area where we will most need to expand our operations by bringing on new trainers who are professionals in the field of law enforcement. We can make no assurances that our plan of operation will succeed according to projections and expectations.

Results of Operations for the Six Months Ended June 30, 2024 Compared to the Six Months Ended June 30, 2022

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2024 were approximately $7.2 million compared to approximately $3.2 million for the six months ended June 30, 2023. The increase of approximately $4 million in general and administrative expenses primarily relates to stock based compensation. We expect to see further increases in general and administrative expenses in future periods as we grow our operations.

Sales and Marketing Expenses

Sales and marketing expenses for the six months ended June 30, 2024 were approximately $0.2 million compared to approximately $0.2 million for the six months ended June 30, 2023. Sales and marketing expenses primarily relate to media campaigns, trade shows, and demonstrations.

Professional Fees

Professional fees for the six months ended June 30, 2024, were approximately $6.9 million compared to approximately $0.1 million for the six months ended June 30, 2023. The increase of approximately $6.8 million in professional fees primarily relates to stock based compensation associated with corporate consulting and corporate initiatives.

Research and Development Expenses

Research and development expenses for the six months ended June 30, 2024, were approximately $0.01 million compared to approximately $0.02 million for the six months ended June 30, 2023. The decrease of approximately $0.01 million primarily relates to a reduction of ballistics testing.

Interest Expense

Interest expense for the six months ended June 30, 2024 and June 30, 2023 was approximately $0.1 million and $0.2 million, respectively. The decrease of approximately $0.1 million was primarily related to interest on the extinguishment of debt undertaken. Going forward, we expect an increase in our interest expense because of the compounding interest on existing debt.

Operating Activities

During the six months ended June 30, 2024, operating activities used approximately $0.7 million of cash, primarily resulting from our net loss of approximately $14.4 million, partially offset by shares issued for services of approximately $11.1 million.

During the six months ended June 30, 2023, operating activities used approximately $0.6 million of cash, primarily resulting from our net loss of approximately $3.6 million, partially offset by shares issued for services of approximately $2.8 million.

Financing Activities

During the six months ended June 30, 2024, net cash provided by financing activities was approximately $0.3 million, consisting of proceeds from the sale of common stock of approximately $0.2 million.

During the six months ended June 30, 2023, net cash provided by financing activities was approximately $0.3 million, consisting of proceeds from the sale of common stock of approximately $0.3 million.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance our management team, marketing, and research and development.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through a combination of equity offerings and debt financings. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of such stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures, or declaring dividends.

Liquidity and Capital Resources

As indicated in the accompanying financial statements, we had an accumulated deficit of approximately $57.6 million as of June 30, 2024. We incurred a net loss of approximately $14.4 million and cash outflows from operations of approximately $0.7 million for the six months ended June 30, 2024. For the six months ended June 30, 2023, we had an accumulated deficit of approximately $10.2 million, incurred a net loss of approximately $3.6 million, and cash outflows from operations of approximately $0.6 million. Further, we expect to continue to incur significant costs in the pursuit of our business plans. We cannot assure you that our plans to raise capital or to complete our research and development activities and commercialize our products will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern.

Since our inception, we have incurred significant operating losses. We expect to incur significant expenses and operating losses for the foreseeable future. To date, we have funded our operations with proceeds from sales of common stock and borrowings under convertible promissory notes. As of June 30, 2024, we had cash and cash equivalents of approximately $129,978.

Our short-and long-term material cash requirements are expected to come from public and private offerings.

We have total current material debt of $1 million in principle in the form of a convertible promissory note issued on March 29, 2022, which is accruing interest at 15% per annum and is convertible into shares of our common stock at a conversion rate of $0.20 per share. The conversion of the note is at the election of the holder, subject to our approval, and the maturity date of the note is March 29, 2025.

Results of Operations for the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2023 were approximately $36 million, compared to approximately $3.0 million for the year ended December 31, 2022. The increase of approximately $33 million in general and administrative expenses primarily relates to stock based compensation. We expect to see further increases in general and administrative expenses in future periods as we grow our operations.

Sales and Marketing Expenses

Sales and marketing expenses for the year ended December 31, 2023 were approximately $0.3 million, compared to approximately $0.4 million for the year ended December 31, 2022. The decrease of approximately $0.1 million in sales and marketing expenses primarily relates to a reduction in media campaigns, trade shows, and demonstrations.

Professional Fees

Professional fees for the year ended December 31, 2023, were approximately $0.2 million, compared to approximately $0.3 million for the year ended December 31, 2022. The decrease of approximately $0.1 million in professional fees primarily relates to less legal services associated with patents and other corporate initiatives.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2023, were approximately $0.02 million compared to approximately $0.06 million for the year ended December 31, 2022. The decrease of approximately $0.04 million in research and development expenses in 2023 from 2022 primarily relates to a reduction of ballistics testing.

Interest Expense

Interest expense for the years ended December 31, 2023 and 2022 was approximately $0.3 million and $0.2 million, respectively, and the increase of approximately $0.1 million was primarily related to interest incurred on additional debt undertaken. Going forward, we expect an increase in our interest expense because of the compounding interest on existing debt.

Operating Activities

During the year ended December 31, 2023, operating activities used approximately $1.6 million of cash, primarily resulting from our net loss of approximately $37 million, partially offset by shares issued for services of approximately $27 million.

During the year ended December 31, 2022, operating activities used approximately $1.5 million of cash, primarily resulting from our net loss of approximately $3.9 million, partially offset by shares issued for services of approximately $2.2 million.

Financing Activities

During the year ended December 31, 2023, net cash provided by financing activities was approximately $1.8 million, consisting of proceeds from the sale of common stock of approximately $1.8 million.

During the year ended December 31, 2022, net cash provided by financing activities was approximately $1.5 million, consisting of proceeds from the sale of convertible notes of approximately $1.5 million.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance our management team, marketing, and research and development.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through a combination of equity offerings and debt financings. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of such stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures, or declaring dividends.

Critical Accounting Policies

See Note 2 in our Financial Statements for our Significant Accounting Policies.

Revenue Recognition

We generate revenue through the distribution of our products and accessories to dealers/distributors, security companies, and law enforcement agencies. Revenue is recognized upon transfer of control of goods to the customer, which generally occurs when title to goods is passed and risk of loss transfers to the customer. Depending on the contract terms, transfer of control is upon shipment of goods to or upon the customer’s pick-up of the goods.

We recognize revenue in accordance with ASC 606, Revenue from Contracts with Customers, which requires that five basic criteria be met before revenue can be recognized: (i) identify the contract with the customer; (ii) identity the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price; and (v) recognize revenue when or as the entity satisfied a performance obligation.

Off-Balance Sheet Arrangements

During the periods presented, we did not have and we do not currently have any off-balance sheet arrangements, as defined in the rules and regulations of the Commission.

Working Capital Loan

On August 2, 2024, we borrowed $1 million to fund our working capital needs pursuant to a Loan Agreement and related Note by and between us, as the borrower, and Solyco as lender (the “Working Capital Loan”). The Promissory Note has an interest rate of 14% and matures on May 2, 2025 (the “Maturity Date”). In the event we close a public offering prior to the Maturity Date, then Solyco has the option (a) to be repaid from the proceeds of our public offering within five days from the closing of a public offering; or (b) in the event that Solyco does not exercise such option for repayment, then the Note shall automatically convert into shares of common stock 30 days following the closing of a public offering. If the Note is converted, it will be converted at the “Conversion Price” equal to a 30% discount to the public offering price.

In connection with the Working Capital Loan, we also issued to SolyCo a warrant to purchase the number of shares that SolyCo would receive assuming full conversion of the Note (the “Warrant”). The Warrant has an exercise price equal to the lower of: (i) $2.00 or (ii) a 50% discount to the public offering price, and a term of five years.

Changes In And Disagreements With Accountants On Accounting And Financial Disclosure

None.

Item 2.	Other Information

None.

Item 3.	Financial Statements

Alternative Ballistics Corporation

Balance Sheets

	June 30,	December 31,
	2024	2023
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash	$129,978	$561,645
Prepaid expenses and other current assets	43,616	4,950
Inventory	26,346	32,171
Total current assets	199,940	598,766

Other Assets
Fixed Assets, net	13,309	17,618
ROU Asset, net	93,267	-
Security Deposit	10,956	-
Total other assets	117,532	17,618

Total assets	$317,472	$616,384

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued liabilities	774,635	386,849
Lease Liability Current	64,076	-
Related Party interest payable	398,511	298,063
Convertible notes payable - short term, net of debt discount	-	-
Related Party Convertible Notes payable	1,000,000	-
Total current liabilities	2,237,222	684,912

Lease Liability - LT	29,938	-
Related Party Convertible notes payable - long term,	-	1,000,000
Total long-term liabilities	29,938	1,000,000

Total liabilities	2,267,160	1,684,912

Stockholders’ deficit
Preferred stock, $0.001 par value, 10,000,000 shares authorized, 2,000,000 and 2,000,000 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	2,000	2,000
Common stock, $0.001 par value, 250,000,000 shares authorized, 137,788,996 and 132,725,746 shares issued and outstanding as of June 30, 2024, and December 31, 2023, respectively	137,797	132,726
Additional paid in capital	54,298,255	41,876,829
Subscriptions Payable	1,222,500	123,334
Accumulated deficit	(57,610,240)	(43,203,417)
Total stockholders’ deficit	(1,949,687)	(1,068,528)

Total liabilities and stockholders’ deficit	$317,472	$616,384

Alternative Ballistics Corporation

Statements of Operations

(Unaudited)

	For the six months ended
	June 30, 2024	June 30, 2023

Revenue	$4,375	$2,279
Cost of Sales	720	357
Gross Margin	3,655	1,922

Operating expenses
Sales and marketing	242,247	164,787
Research and development	7,510	20,615
Professional fees	6,868,305	52,023
General and administrative	7,191,968	3,205,041
Total operating expenses	14,310,029	3,442,466

Loss from operations	(14,306,375)	(3,440,544)

Other expenses
Interest expense	(100,448)	(172,669)
Total other expenses	(100,448)	(172,669)

Net loss before tax provision	(14,406,823)	(3,613,213)
Tax provision	-	-
Net loss	$(14,406,823)	$(3,613,213)

Net loss per common share - basic and diluted	$(0.11)	$(0.06)

Weighted average number of common shares outstanding - basic and diluted	134,571,170	62,104,797

Alternative Ballistics Corporation

Statements of Stockholders’ Deficit

(Unaudited)

	Series A Preferred Stock		Common Stock		Additional Paid-in	Subscriptions	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Payable	Deficit	Deficit
Balance, December 31, 2022	2,000,000	2,000	61,614,466	61,615	3,188,003	1,250,000	(6,602,979)	(2,101,361)

Shares issued for cash, net of offering cost	-	-	500,000	500	249,500	-	-	250,000
Stock issued for services	-	-	5,670,000	5,670	2,829,329		-	2,834,999
Shares issued for the settlement of loans payable	-	-	-	-	1,250,000	(1,250,000)	-	-
Interest imputed	-	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	(3,613,213)	(3,613,213)
Balance, June 30, 2023	2,000,000	2,000	67,784,466	67,785	7,516,832	-	(10,216,192)	(2,629,575)

Balance, December 31, 2023	2,000,000	2,000	132,725,746	132,726	41,876,829	123,334	(43,203,417)	(1,068,528)

Shares issued for cash, net of offering cost	-	-	93,250	93	186,407	112,500	-	299,000
Stock issued for services	-	-	4,032,500	4,033	7,977,633	1,110,000	-	9,091,666
Stock issued for services, Related Party			937,500	938	1,874,062	-	-	1,875,000
Fair Value of Warrants issued for service	-	-	-	-	2,259,997	-	-	2,259,997
Forgiveness of stock payable, related party	-	-		-	40,000	(40,000)	-	-
Forgiveness of stock payable	-	-	-	-	83,334	(83,334)	-	-
Net income	-	-	-	-	-	-	(14,406,823)	(14,406,823)
Balance, June 30, 2024	2,000,000	2,000	137,788,996	137,790	54,298,262	1,222,500	(57,610,240)	(1,949,688)

Alternative Ballistics Corporation

Statements of Cash flows

(Unaudited)

	For the six months ended
	June 30, 2024	June 30, 2023
Cash Flows from Operating Activities
Net loss	$(14,406,823)	$(3,613,213)

Stock Based Compensation	9,175,000	335,000
Stock Based Compensation, Related Party	1,875,000	2,500,000
Fair Value of Warrants issued	2,259,997	-
Gain on forgiveness of stock payable	(83,334)	-
Depreciation	6,106	5,042

Changes in assets and liabilities:
Accounts Receivable	-	(2,279)
Prepaid expenses and other current assets	(38,666)	(5,295)
Inventory	5,825	(22,231)
Security deposit	(10,956)
Accounts payable and accrued liabilities	387,786	219,107
Related party interest payable	100,448,747	-
Net cash used in operating activities	(728,870)	(583,869)

Cash Flows from Investing Activities:
Purchase of fixed assets	(1,797)	-
Net cash used in investing activities	(1,798)	-

Cash Flows from Financing Activities:
Proceeds from sale of common stock	299,000	250,000
Net cash provided by financing activities	299,000	250,000

Net (decrease) increase in cash	(431,667)	(333,869)

Cash, beginning of period	561,645	379,192

Cash, end of period	$129,977	$45,323

Supplemental disclosure of cash flow information
Cash paid for interest	$-	$-
Cash paid for taxes	$-	$-

SUPPLEMENTARY DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

Forgiveness of related party stock payable	$40,000	$1,250,000
ROU Asset exchanged for ROU Liability	$123,122	$-

1.	ORGANIZATION AND BUSINESS OPERATIONS

Alternative Ballistics Corporation (the “Company”) was incorporated in the State of Nevada on August 27, 2020. The Company’s offices are located at 5940 S. Rainbow Blvd, Las Vegas, Nevada 89118.

Alternative Ballistics Corporation is a next generation less-lethal technology company. It is a new venture, which specializes in the production and distribution of a less-lethal impact munition known as “The Alternative® - to Lethal Force” designed for the law enforcement industry.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements represent the results of operations, financial position and cash flows of Alternative Ballistics Corporation. prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America. The consolidated financial statements include the financial statements of the Company, and its 100% owned subsidiary Alternative Ballistics LP. All inter-company balances and transactions have been eliminated.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Management evaluated all relevant conditions and events that are reasonably known or reasonably knowable, in the aggregate, as of the date the consolidated financial statements are issued and determined that substantial doubt exists about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent on the Company’s ability to generate revenues and raise capital. The Company has not generated sufficient revenues to provide sufficient cash flows to enable the Company to finance its operations internally. As of June 30, 2024, and December 31, 2023, the Company had $129,978, and $561,645 cash on hand. At June 30, 2024, and December 31, 2023, the Company has an accumulated deficit of $57,610,240 and $43,203,417, respectively. For the six months ended June 30, 2024, the Company had a net loss and cash used in operations of $14,406,823 and $716,818, respectively. For the six months ended June 30, 2023, the Company had a net loss and cash used in operations of $3,613,213, and $583,869, respectively. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Over the next 12 months management intends to raise additional capital through debt and equity financing in order to develop and test it products. If the Company fails to obtain additional capital the Company may be forced to scale back or discontinue its operations. However, there is no guarantee the Company will raise capital to continue operations. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements represent the results of operations, financial position and cash flows of Alternative Ballistics Corporation. prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America. The consolidated financial statements include the financial statements of the Company, and its 100% owned subsidiary Alternative Ballistics LP. All inter-company balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and also requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company measures fair value in accordance with Accounting Standards Codification (“ASC”) 820 – Fair Value Measurements. ASC 820 defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurements. ASC 820 establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, ASC 820 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by ASC 820 are:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 — Inputs (other than quoted market prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Valuation of instruments includes unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

As defined by ASC 820, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale, which was further clarified as the price that would be received to sell an asset or paid to transfer a liability (“an exit price”) in an orderly transaction between market participants at the measurement date.

The reported fair values for financial instruments that use Level 2 and Level 3 inputs to determine fair value are based on a variety of factors and assumptions. Accordingly, certain fair values may not represent actual values of the Company’s financial instruments that could have been realized as of June 30, 2023 and December 31, 2022 or that will be recognized in the future, and do not include expenses that could be incurred in an actual settlement. The carrying amounts of the Company’s financial assets and liabilities, such as cash, prepaid expenses, inventory, accounts payable and accrued liabilities, and related party and third-party notes payables approximate fair value due to their relatively short maturities. The Company’s notes payable to related parties approximates the fair value of such instrument based upon management’s best estimate of terms that would be available to the Company for similar financial arrangements at June 30, 2024, and December 31, 2023.

The carrying value of financial assets and liabilities recorded at fair value is measured on a recurring or nonrecurring basis. Financial assets and liabilities measured on a non-recurring basis are those that are adjusted to fair value when a significant event occurs.

Related parties

The Company follows ASC 850, “Related Party Disclosures” for reporting activities with related parties. A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Impairment of Long-Lived Assets

Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In such situations, long-lived assets are considered impaired when future undiscounted cash flows resulting the use of the asset and its eventual disposition are less than the asset’s carrying amount. In such situations, the asset is written down to the present value of the estimated future cash flows. Factors that are considered when evaluating long-lived assets for impairment include a current expectation that it is more likely than not that the long-lived asset will be sold significantly before the end of its useful life, a significant decrease in the market price of the long-lived asset, and a change in the extent of manner in which the long-lived asset is being used. Based on management’s assessment there were no impairments to its long-lived assets at June 30, 2023, and December 31, 2022.

Property and Equipment

Property and equipment are recorded at cost for purchases over $500 and depreciated using the straight-line method over the estimated useful lives ranging from three to ten years. The Company capitalizes direct costs associated with property and equipment in accordance with ASC 360 – Property, Plant, and Equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful life or the term of the related lease. Expenditures for ordinary repairs and maintenance are expensed as incurred.

Advertising

The Company expenses the cost of advertising, including promotional expenses, as incurred. Advertising expenses for the six months ended June 30, 2024, and 2023 was $164,370 and $45,232, respectively.

Research and Development

Costs related to the conceptual formulation and design of products and processes are charged to Research and Development as incurred. Development of a product is deemed complete when it is qualified through reviews and tests for performance and reliability. Subsequent to product qualification, product costs are included in cost of goods sold. Research and Development expenses for the six months ended June 30, 2024, and June 30, 2023 was $7,510 and $20,615, respectively.

Stock-based Compensation

The Company recognizes stock-based compensation issued to employees in accordance with ASC 718 – Compensation: Stock Compensation, based on the fair value of the equity instrument in exchange for employee services and the resulting recognition of compensation expense.

Income Taxes

The Company accounts for its income taxes in accordance with FASB Codification Topic ASC 740-10, “Income Taxes”, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Concentrations of Credit Risk and Financial Instruments

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash.

The Company’s cash balances are placed at financial institutions, which at times, may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash

Basic and Diluted Loss per Share

The Company follows ASC Topic 260 to account for the earnings per share. Basic earnings per common share (“EPS”) calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding. During periods when common stock equivalents, if any, are anti-dilutive they are not considered in the computation.

The Company reports earnings (loss) per share in accordance with FASB Codification Topic ASC 260-10 “Earnings Per Share”, Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares available. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted earnings (loss) per share has not been presented for the six months ended June 30, 2023 and June 30, 2022, respectively since the effect of the assumed exercise of options and warrants to purchase common shares (common stock equivalents) would have an anti-dilutive effect. There are 17,010,000 and 12,666,667 additional shares issuable in connection with outstanding options, warrants, stock payable and convertible debts as of June 30, 2024 and June 30, 2023, respectively.

Recent Accounting Pronouncements

In June 2016, the FASB issued new accounting guidance ASU 2016-13 for recognition of credit losses on financial instruments, which is effective January 1, 2020, with early adoption permitted on January 1, 2019. The guidance introduces a new credit reserving model known as the Current Expected Credit Loss (“CECL”) model, which is based on expected losses, and differs significantly from the incurred loss approach used today. The CECL model requires measurement of expected credit losses not only based on historical experience and current conditions, but also by including reasonable and supportable forecasts incorporating forward-looking information and will likely result in earlier recognition of credit reserves. In November 2019, the FASB issued ASU No. 2019-10, which is to update the effective date of ASU No. 2016-13 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company has adopted the updated and does not expect the new standard to have a material impact on the Company’s results of operations or cash flows.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires companies that lease assets (lessees) to recognize the assets and related liabilities for the rights and obligations created by the leases on the balance sheet for leases with terms exceeding 12 months. ASU 2016-02 defines a lease as a contract or a part of a contract that conveys the right to control the use of identified assets for a period of time in exchange for consideration. The lessee in a lease will be required to initially measure the right-of-use asset and lease liability at the present value of remaining lease payments, as well as capitalize initial direct costs as part of the right-of-use asset. ASU 2016-02 is effective for the Company for the year ending December 31, 2021. Early adoption is permitted. The Company is evaluated an impact and noted that the new standard does not have a material impact on the Company’s results of operations or cash flows.

In August 2020, the FASB issued ASU 2020-06, “Debt - Debt with Conversion and Other Options (subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (subtopic 815-40),” which reduces the number of accounting models in ASC 470-20 that require separate accounting for embedded conversion features. As a result, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost as long as no other features require bifurcation and recognition as derivatives. By removing those separation models, the effective interest rate of convertible debt instruments will be closer to the coupon interest rate. Further, the diluted net income per share calculation for convertible instruments will require the Company to use the if-converted method. The treasury stock method should no longer be used to calculate diluted net income per share for convertible instruments. The amendment will be effective for the Company for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is evaluated the impact and noted that the new standard does not have a material impact on the Company’s results of operations or cash flows.

3.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of prepaid insurance and trade shows of $11,616 and receivables from deposits for stock purchases of $32,000 held at the Company’s securities offering subscription platform which had not been released to the Company at June 30, 2024.

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment as of June 30, 2024 and December 31, 2023 comprise of the following:

	June 30, 2024	December 31, 2023	Useful Life
Tooling and molds	$86,710	$86,711	10 years
Computer equipment	9,265	7,467	3 years
Furniture and fixtures	3,964	3,964	5 years
	99,939	98,142
Less accumulated deprecation	(86,630)	(80,524)
Total property and equipment, net	$13,309	$17,618

Depreciation expense for the six months ended June 30, 2024 and the year ended December 31, 2023 was $6,106 and $10,302, respectively.

5.	PROPERTY AND EQUIPMENT, NET

On January 1, 2024, the Company entered into a two-year non-cancelable property lease for 996 square feet of office space at a monthly lease term of $5,229, with a second year monthly escalation to 5,478. Included in the lease are utilities and property taxes.

The Company also leases office space under a month to month cancelable lease agreement that commenced on January 1, 2024 and expires on December 31, 2024, at a monthly lease term of 1,700 a month.

The components of lease expense were as follows:

	For the Six Months Ended
	June 30,
	2024	2023
Operating lease cost:
Amortization of right-of-use assets	$123,122	$-
Interest on lease liabilities	5,362	-
Lease payments on short term leases	-	-
Total operating lease cost	$128,484	$-

5.	LEASES

On January 1, 2024, the Company entered into a two-year non-cancelable property lease for 996 square feet of office space at a monthly lease term of $5,229 with a second year monthly escalation to 5,478. Included in the lease are utilities and property taxes.

The Company also leases office space under a month to month cancelable lease agreement that commenced on January 1, 2024 and expires on December 31, 2024 at a monthly lease term of 1,700 a month.

The components of lease expense were as follows:

	For the Six Months Ended
	June 30,
	2024	2023
Operating lease cost:
Amortization of right-of-use assets	$29,856	$-
Interest on lease liabilities	2,265	-
Lease payments on short term leases	31,374	-
Total operating lease cost	$63,495	$-

Supplemental balance sheet information related to leases was as follows:

	For the Six Months Ended
	June 30,
Operating lease:	2024	2023

Operating lease assets	$93,267	$-
Current portion of operating lease liabilities	64,076	-
Noncurrent operating lease liabilities	$29,938	-
Total operating lease liability	94,014	-

Weighted average remaining lease term
Operating leases	1.5 years	-

Weighted average discount rate:	4.08%	-

Supplemental cash flow and other information related to operating leases was as follows:

	For the Six Months Ended
	June 30,
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating leases	$32,131	$-

Total operating lease liabilities	$94,014	$-

Our anticipated future lease commitments on a calendar year basis in US dollars, under non-cancelable operating leases are as follows:

Minimum
Year Ending	Lease
December 31,	Commitments
2024	$29,708
2025	64,306
Total future minimum lease liabilities	$94,014

6.	CONVERTIBLE NOTES PAYABLE TO RELATED PARTIES

The Company had the following convertible notes payable related party outstanding:

	June 30,	December 31,
	2024	2023
Related party convertible note payable, secured, 15% interest, due March 2025	1,000,000	1,000,000

On March 30, 2022, the Company issued a convertible promissory notes with a principal amount of $1,000,000. The notes bear interest at a rate of 15% per annum and matures on March 30, 2024. In 2023, the Company extended the term of the promissory note until March 29, 2024 at the same rate of interest. As consideration for the extension, the Company issued 10,000,000 shares on 17 month warrants exercisable at $0.025 per share. On March 29, 2024, the Company extended the term of the $1,000,000 promissory note until March 29, 2025 at the same rate of interest.

Interest expense and accrued interest for the six months ended June 30, 2024 was $100,448 and $398,511, respectively. Interest expense and accrued interest for the year ended December 31, 2023 was $306,568 and $298,063, respectively.

7.	INCOME TAXES

The Company recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax basis of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Uncertain Tax Positions

In accordance with ASC 740, “Income Taxes” (“ASC 740”), the Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be capable of withstanding examination by the taxing authorities based on the technical merits of the position. These standards prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. These standards also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

8.	STOCKHOLDERS’ EQUITY

Overview

The Company is authorized to issue up to 250,000,000 shares of common stock with a par value of $0.001. The Company is also authorized to issue 5,000,000 and 5,000,000 shares of preferred stock and Series A preferred stock with a par value of $0.001, respectively.

As of June 30, 2024 and December 31, 2023, there were 137,788,996 and 132,725,746 shares of common stock issued and outstanding, respectively.

As of June 30, 2023 and December 31, 2022, there were 2,000,000 and 2,000,000 shares of Series A Preferred stock issued and outstanding, respectively.

Stock Warrants

On August 23, 2023, the Company issued 10,000,000 shares on 17 month warrant exercisable at $0.025 per share, as consideration for extending a maturing note payable of $1,000,000.

On July 11, 2023, the Company sold 400,000 shares of common stock and 400,000 1-year warrants exercisable at $0.25 per share for cash proceeds of $100,000. These shares and warrants are included in the common stock sold for cash below.

On October 3, 2023, the Company issued 2,000,000 shares on 1-year warrants exercisable at $0.25 per share for services rendered. On April 1, 2024, the Company extended the warrants to December 31, 2024.

On October 6, 2023, the Company issued 2,000,000 shares on 1-year warrants exercisable at $0.25 per share for services rendered.

On April 1, 2024, Company issued 2,000,000 shares on 9-month warrants exercisable at $0.25 per share for services rendered.

The fair value of each warrant grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants under the fixed option plan:

	June 30,	December 31,
	2024	2023

Average risk-free interest rates	5.15 - 5.49%	5.15 - 5.49%
Average expected life (in years)	1.0 - 1.6	1.0 - 1.6
Volatility	32.6 - 84.3%	62.9 - 84.3%

The following is a summary of activity of outstanding common stock warrants:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, December 31, 2022	10,000,000	$0.025	1.17
Warrants expired	(10,000.000)	0.025
Warrants granted and assumed	14,400,400	0.018	-
Balance, December 31, 2023	14,400,000	$0.018	.17
Warrants granted and assumed	1,500,000	$0.050	.25
Balance, June 30, 2024	15,900,000	$0.025	.17

Series A Preferred Stock

On September 10, 2020, the Board of Directors approved the designation of a class of preferred stock “Series A Preferred Stock” consisting of five million 5,000,000, par value $0.001.

Under the Certificate of Designation, holders of the Series A Preferred Stock are entitled to vote together with the holders of the Company’s common stock on all matters submitted to shareholders at a rate of one hundred (100) votes for each share held. The formal designation was filed on September 30, 2022

As of June 30, 2023 and December 31, 2022, there were 2,000,000 and 2,000,000 shares of preferred stock issued and outstanding, respectively.

Common Stock

During the year ended December 31, 2023, the Company issued 4,010,000 shares of common stock for cash proceeds of $1,805,000.

During the year ended December 31, 2023, the Company issued 9,911,280 shares of common stock to settle principal and accrued interest on convertible promissory notes of $1,129.560.

During the year ended December 31, 2023, the Company issued 57,190,000 shares valued at $28,718,334 for services which is based on the price the Company raised capital during the year.

During the year ended December 31, 2023, the Company accrued $123,334 in stock payable for services which is based on the price the Company raised capital during the year.

During the year ended December 31, 2023, the Company accrued $123,334 in stock payable for services which is based on the price the Company raised capital during the year.

During the six months ended June 30, 2024, the Company issued 93,250 shares of common stock for net cash proceeds of $186,407.

During the six months ended June 30, 2024, the Company issued 4,970,000 shares valued at $9,856,666 for services which is based on the price the Company raised capital during the year.

During the six months ended June 30, 2024, the Company issued warrants convertible into 1,500,000 shares valued at $2,259,997.

During the six months ended June 30, 2024, the Company accrued $112,500 in stock payable based in cash received.

During the six months ended June 30, 2024, the Company accrued $1,110,000 in stock payable for services which is based on the price the Company raised capital during the year.

During the six months ended June 30, 2024, the Company forgave stock payable to related party in the amount of $40,000 which was recorded to APIC.

During the six months ended June 30, 2024, the Company forgave stock payable in the amount of $83,334 which was recorded to APIC.

9.	SUBSEQUENT EVENTS

On July 1, 2024, the Company extended Cuento Marketing’s consultant agreement to December 31, 2024.

Item 4.	Exhibits

Exhibit		Description
2.1	*	Articles of Incorporation of the Registrant filed with the Nevada Secretary of State on August 27, 2020
2.2	*	Certificate of Amendment to Articles of Incorporation of the Registrant filed with the Nevada Secretary of State on July 8, 2021
2.3	*	Certificate of Designation of the Registrant filed with the Nevada Secretary of State on July 12, 2021
2.4	*	Certificate of Amendment to Articles of Incorporation of the Registrant filed with the Nevada Secretary of State on July 18, 2022
2.5	*	Certificate of Amendment to Certificate of Designation of the Registrant filed with the Nevada Secretary of State on September 30, 2022
2.6	*	Bylaws of the Registrant
3.1	†*	2021 Omnibus Equity Compensation Plan of the Registrant
6.1	†*	A&R Executive Employment Agreement between the Registrant and Steven Luna dated August 24, 2021
6.2	†*	A&R Executive Employment Agreement between the Registrant and Jason LeBlanc dated August 24, 2021
6.3	†*	A&R Executive Employment Agreement between the Registrant and Richard Nagle dated August 24, 2022
6.4	†*	A&R Executive Employment Agreement between the Registrant and Vanessa Luna dated August 24, 2022
6.5	*	Form of Advisory Agreement
6.6	*	Lease Agreement between the Registrant and Premier Workspaces dated May 17, 2023
6.7	*	Agreement with Issuance, Inc. dated November 17, 2023
6.8	*	Agreement with GrowthTurbine dated January 30, 2024

†	Indicates management contract or compensatory plan
*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTERNATIVE BALLISTICS CORPORATION

By:	/s/ Steven Luna
Steven Luna
Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Steven Luna	Chief Executive Officer	September 30, 2024
Steven Luna	(Principal Executive Officer)

/s/ Richard Nagle	Chief Financial Officer	September 30, 2024
Richard Nagle	(Principal Financial Officer and Principal Accounting Officer)

/s/ Jason LeBlanc	Chief Operations Officer and Director	September 30, 2024
Jason LeBlanc

/s/ Vanessa Luna	Executive Vice President and Chairman of the	September 30, 2024
Vanessa Luna	Board

/s/ Bruce Culver
Bruce Culver	Director	September 30, 2024

/s/ Bruce Amaro
Bruce Amaro	Director	September 30, 2024